MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

1.17.1	INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)	41
1.17.2	DISCLOSURE OF OUTSTANDING SHARE DATA	42
1.17.3	NON GAAP MEASURES	42
1.17.4	DISCLOSURE CONTROLS AND PROCEDURES	43
1.17.5	INTERNAL CONTROL OVER FINANCIAL REPORTING	43

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the annual financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the years ended December 31, 2009 and 2008 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of March 18, 2010.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2 Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration and development Company that is currently focused on delivering two advanced stage projects: Hollister Development Block (“HDB”) Project, which covers about 5% of the Hollister Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the ranks of the junior gold producers as these two projects commence full commercial gold production.

Exploration is also being conducted at the above mentioned properties, and other green field properties in Tanzania and Mozambique.

The impact of the global economic crisis on the availability of capital in the equity and financial markets has required management to re-assess the Group strategy towards the development of our advanced stage projects and exploration of both green field and brown field projects. The value to be unlocked by successfully delivering both advanced stage development projects and generating positive cash flow from production was identified as the single most important objective in the near term. In 2009, all attention was diverted towards achieving this goal.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

The Company initiated a strategy of cash preservation in late 2008 to ensure it is able to meet its contractual obligations and preserve shareholder value. The objectives and results include:

Objective	Comments
Continuing with the development of our Hollister and Burnstone Projects to ensure that they are completed in the planned time frame, and within budget.
The development schedule for both projects is on target. Capital and operating costs were influenced by industry inflation and remain well controlled due to the capital procurement and costs management policy followed by the Company. Refer to section 1.2.1 and 1.2.2 for further detail on the development of our two advanced stage development projects.

Ensuring that production targets are met to deliver the necessary cash flow to finance operating and development activities.
The Hollister trial mining project delivered less tons and ounces than planned during 2009. Efficiencies as well as optimistic estimates on the time required to open up and develop the higher grade stopes contributed to the project not achieving its target. In addition to this, an unfortunate mining accident in November 2009 resulted in the mine being closed for 3 weeks while a detailed safety inspection was completed. As is normal in these situations it was not only the time during which the mine was closed that impacted on the production but also the disruption in the rhythm of the operations, especially at a time of increasing efficiencies and activities. We are however pleased to report that no serious injuries resulted from the accident. Refer to section 1.2.1 for more detail on the trial mining activities.

Improved cost management procedures.
Aggressive cost management procedures resulted in significant savings in operating and capital costs. These initiatives will continue into 2010 where we expect to see more positive results from this campaign.

Reducing exploration undertaken at Hollister, Burnstone, and our East African properties. Exploration will continue at Hollister but will be focused on underground exploration, in-fill and stope delineation drilling. Exploration drilling at Burnstone will be focused on underground delineation and evaluation of the initial mining areas.

Exploration conducted at Hollister was limited to underground exploration and stope delineation drilling. The focus remains on converting resources into reserves and improving on the short to medium term trial mining plan. No drilling was done on the Hatter Graben area during the year.

At Burnstone limited surface drilling was conducted as the progress made on the underground development allowed for more delineation drilling in the areas to be mined within the next 24 months. Refer to section 1.2.1 and 1.2.2 for further detail on the exploration activities during the year.

Re-planning the Tanzanian and Kurils exploration projects for 2009 based on the availability of funding.
Limited activities were conducted on these properties during 2009 with the focus on completing the technical reports on the results from the 2008 exploration program. Refer to section 1.2.6 for the results from the first phase of the exploration program.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Objective	Comments
Placing grass roots exploration projects at Ganes Creek and Tsetsera on hold until such time as free cash flow is available to continue.
The exploration program at Ganes Creek was abandoned during 2009 due to the disappointing results from the program. Limited work was conducted at Tsetsera (Mozambique), and a technical report was received on the 2008 drilling at Kurils (east Russia). Work programs for 2010 are currently being evaluated.

Refurbishment of the Esmeralda mill commenced in March 2009 and Phase 1 of the refurbishment project was successfully commissioned in September 2009. Phase 2 of the project, which consists of the installation of a Gekko float, gravity, intensive leach and electrowinning circuit, had to be postponed because of additional requirements for the installation of the electrowinning system to be in compliance with mercury emissions permitting. A project was initiated in October 2009 to optimize the current milling circuit and increase throughput capacity to 350 tons per day for material with a metal content in excess of 1 Au eqv oz per ton (34.3 g/t). The project entails modifications to the grinding, leach and elution circuits. Mill throughput is steadily increasing, and it is expected by March 31, 2010 that the targeted rate of 350 tons per day will be achieved.

Great Basin’s projected capital expenditures to complete the Burnstone Project and the uncertainty in global debt markets in early 2009, required the Company to raise additional capital in the equity markets. In March 2009, $149.5 million (gross) was raised through a public offering with the proceeds to partially fund the completion of the Burnstone Project development. Raising the equity portion was a prerequisite for the facility (“the facility”) that was being negotiated to fund the remainder of the project. At the end of September 2009, the facility agreement was not yet closed. Due to the extended time it had taken to finalize the facility as well as the costs and constraints, including high up-front equity contributions and complex associated hedging structures, the Company had no alternative but to evaluate alternative funding options to delivery of the Burnstone Project by June 30, 2010, which remains a key strategic objective. On October 29, 2009, the Company announced that it entered into an agreement with a syndicate of lenders to raise $126.5 million (gross) from the sale of unsecured convertible debentures on a “bought deal” basis. The transaction was successfully closed in November 2009, thereby completing the funding requirements to complete the project.

The Company’s achievements in the year ended December 31, 2009 include:

Hollister Property

  Extracted 70,563 tons of ore at an average grade of 1.151 gold equivalent ounces (Au eqv oz) per ton (39.4 g/t) from trial mining activities.

  Toll treated 35,916 tons of ore and thereby advanced metallurgical test work.

  Completed phase 1 of the refurbishment project of the Esmeralda mill acquired in December 2008.

  Advanced underground development by a total of 10,312 ft (3,125 m), of which 3,346 ft (1,014 m) was directed at exposing the veins.

  Completed a total of 69,655 ft (21,111 m) of underground exploration and infill and 29,488 feet (8,934 m) stope delineation diamond drilling during 2009.

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1 Gold equivalent was calculated using US$800/oz for Au and US$12/oz per Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

  Successfully reduced cash production costs2 (excluding haulage and milling) by 3%, from US$435 in 2008 to US$423 per ton in 2009.

  Accumulated a total of 41,683 tons, containing an estimated 41,446 Au eqv oz, in a surface stockpile at December 31, 2009.

  An updated mineral resource estimate, based on drilling to March 31, 2009, was completed in June 2009.

Burnstone Property

  Intersected Kimberley Reef in and subsequently exposed in excess of 3,300 ft (1,000 m) of the reef.

  Completed approximately 8,174 ft (2,477 m) of the planned 9,085 ft (2,753 m) of decline development to December 31, 2009.

  Commenced long hole stoping trials.

  Obtained a commitment from Eskom to supply power to the project in line with the requirement during the build-up phase.

  Excavated the vertical shaft to a depth of 1,485 ft (450 m) at the end of December 2009 and completed development of infrastructure on 40 level.

  Completed design work on metallurgical plant and commenced construction in October 2009.

  Updated the mineral resource estimate in September 2009 (based on drilling to July 31, 2009) and completed a technical report.

Corporate

  Successfully completed a $149,5 million public equity unit offering in March 2009 with the proceeds used to partially fund the Burnstone project.

  Successfully completed a $126,5 million 8% Unsecured Convertible Debenture offering in November 2009 to replace the Burnstone project finance facility.

Exploration

  Received initial reports from the drilling programs undertaken during 2008 at the Nkuluwesi, Imweru and Lubando prospects in Tanzania. Initial resource estimates have been received

  Terminated the earn-in agreement on the Ganes Creek property in Alaska. The site was vacated and rehabilitated.

  Received an initial geological model for the 33 hole diamond drilling program undertaken in 2008 in the Kurils, eastern Russia. A report on initial resources estimates has been received.

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2 Cash production cost is a non-GAAP measure and is calculated by deducting depreciation from production costs (refer to section 1.17.3)

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

  Received a geological assessment on the Tsetsera Project, Mozambique. The property Joint Venture agreement has been continued, and the property licence renewed.

2010 will be very significant in the life of the Company as it is the year we plan to achieve commercial production at Burnstone and also return positive cash flow from operations. Key objectives for the year include:

Hollister Property

  Recovering 135,000Au eqv ounces through the Esmeralda mill as well as other metallurgical facilities at a targeted cash production cost of $470 per Au eqv oz.

  Completing optimization of Esmeralda mill and installation of the Gekko float and gravity circuit.

  Progressing with the Environmental Impact Statement (EIS) process

  Completing the West Alimak raise

  Providing a reserve and resource update in third quarter 2010

Burnstone Property

  Commissioning of winders in April 2010

  Completing Phase I of Eskom power on site in June 2010

  Commissioning of vertical shaft at the end of June 2010

  Commissioning of metallurgical plant at the end of June 2010

  Recovering 60,000 Au ounces at a targeted cash production cost of US$495 per ounce by year end.

  Providing a reserve and resource update in third quarter 2010

We are confident that the objectives and milestone listed above will be delivered as we have the management practices and teams in place that possess the skills, experience and passion to unlock the value for our shareholders.

1.2.1 Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems on the HDB. The main vein systems are called Clementine, Gwenivere and South Gwenivere.

Permitting

The EIS process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receiving the BLM approval of the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit (“WPCP”) issued by the Nevada Department of Environmental Protection (“NDEP”) in 2008. Operations must be carried out in a manner that aims to fully protect the environment and archaeological resources near the development and that will not create any additional surface disturbance or new environmental impacts.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Great Basin Resource Watch (“GBRW”) filed an appeal with the Nevada State Environmental Commission (the “NSEC”) challenging the NDEP’s issuance of the WPCP. After a number of meetings between the Company, GBRW and NDEP, GBRW agreed to withdraw its appeal of the WPCP in May 2009. It was agreed between the parties that the Company will install equipment to monitor the water quality in and around the waste rock facility at the Hollister project, and that the data from these sites will ultimately form an integral part of the EIS process for the Hollister Project.

The publication of the Notice of Intent (“NOI”) by the BLM is currently pending. The NOI was forwarded to the Department of the Interior in Washington DC on January 7, 2010 to complete an eight step approval process prior to being sent to the Federal register for publication.

Parallel to the publication process, the Company has embarked on a number of activities to support the EIS. The third party contractor was appointed and has been meeting regularly with management and the BLM EIS Interdisciplinary Team to streamline the EIS process. An EIS Preparation Plan has been completed along with Chapter 1 of the draft EIS. A draft hydrological modeling protocol has been submitted and approved by the BLM. A cultural literature search to review all survey information and reports that exist for the Tosawihi district has been initiated. In addition, the Elko County Commissioners voted to be a cooperating agency on the development of the EIS.

On October 14, 2009, the Company announced that the BLM approved an amendment to the Plan of Operation to construct a second Alimak raise to surface at the western end of the Project’s underground workings. The first Alimak raise on the eastern section of the mine was completed in 2008. The raise will be excavated from the underground workings up to the surface. The surface footprint will be minimized to the size of a small exploration drill site in consideration of the cultural sensitivity of the surface lands in the vicinity of the Hollister Project. The Alimak raise provides an alternative point of egress from the underground workings thereby assuring the safety and continued well being of the Company’s employees. This raise will also increase ventilation in the western section of the mine allowing for further exploration of the newly discovered Gloria vein system as well as further trial mining activities.

The Company received a government complaint that it has disturbed certain surface areas in the Hollister Project vicinity contrary to the US federal "Archaeological Resources Protection Act" (“ARPA”) and as a result may be responsible for a damage assessment. The Company, after detailed discussions with representatives of the Solicitor’s Office, the Bureau of Land Management, and the Attorney General’s office, has reached a favorable settlement-in-principle regarding to the pending ARPA allegations, subject to final approval from the United States Department of Interior and United States Department of Justice.

Trial stoping and milling

Although the results from the continued trial mining remain positive and provide valuable information for optimizing the extraction of the narrow veins, the lower than planned ore tons extracted for the year (70,562 actual vs. 109,645 planned) necessitated certain changes to management, team composition and mining techniques to improve on efficiencies. Development of the high grade trial stopes took longer than originally planned. In addition, a safety incident during November 2009 resulted in the closure of the mine for 3 weeks while the safety inspection was conducted by the Department of Mine Safety and Health Administration (“MSHA”). Fortunately, the incident did not result in serious injury. Management has since worked closely with MSHA and has mitigated the safety risks that were identified during the safety inspection.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Management has estimated that this accident caused (direct and indirect) the loss of approximately 15,000 Au eqv oz. Only 16,000 tons was extracted during the fourth quarter of 2009 of which 7,542 ore tons was extracted in December 2009. Ore tons are steadily increasing with 9,850 tons extracted in January 2010. The average grade of 1.15 Au eqv oz achieved for the year is also less than the planned grade of 1.22 Au eqv oz, as a result of a delay in accessing planned higher grade stopes. A positive development has been the increase in grade in Q4 to 1.23 Au eqv oz per ton from the 0.99 Au eqv oz per ton achieved in the second and third quarters (Q2 and Q3) of 2009. Grades in excess of 1.10 Au eqv oz per ton continued into the 2010 trial stopes. Average cash production costs (excluding haulage and milling) for the year decreased by 3% from US$435 in 2008 to US$423 per ton in 2009. On a contained Au equivalent basis, cash production costs (excluding haulage and milling) increased by 35% from US$272 per ounce in 2008 to US$367 per ounce in 2009. The 2008 cost per ounce was influenced by the extraction grade of 1.6 Au eqv oz for the year while the lower than planned production from trial mining in 2009 had a negative impact on the per ounce unit costs.

Volume of production has a significant impact on the unit costs for the Hollister operation because of the relatively small size of the operation. Fixed costs represent in excess of 55% of total costs.

As of December 31, 2009, a total of 41,683 tons, containing an estimated 41,446 Au eqv oz, had been accumulated on a surface stockpile.

The ore purchase agreement entered into in November 2008 with Newmont Mining Company (“Newmont”) and its Midas mill was concluded with the delivery of the final 3,040 tons under the agreement in January 2009. In total, 15,115 ore tons were sold to Newmont under this agreement and 22,852 gold equivalent ounces were recovered.

During November 2008, 4,695 dry tons had been shipped to Kinross Gold Corporation’s (“Kinross”) Republic mill for metallurgical testing. During February 2009, it became evident that the circuit at the Kinross mill is not well suited for Hollister ore as the crushing and blending of this material will take months to complete, primarily because of its high metal content. An ore purchase agreement was reached with Kinross and as a result, US$6.7 million in net revenue from 11,003 gold equivalent ounces was recognized from this agreement after the 30% of the metal value retained by Kinross as charges for toll milling. Milling charges amounted to US$260 per Au equivalent ounce under this agreement.

In March 2009, a toll milling agreement was concluded with Newmont to utilize its Midas mill to treat stock pile material, thereby releasing working capital. A total of 27,860 tons were delivered under the agreement. 24,824 Au equivalent ounces were recovered, resulting in a recovered grade of 0.90 Au equivalent ounces per ton (32.37 g/t). Milling charges were based on an average metal retention of 20%, resulting in a cost of US$190 per Au equivalent ounce.

At capacity, the Esmeralda mill will be able to treat all production from the trial mining activities at Hollister. Management is, however, investigating alternative milling options to reduce the size of the stock pile and unlock the working capital invested in extracting the ore.

Development

A total of 1,440 ft (436 m) of development was completed during Q4 2009, which brought the total for the year to 10,312 ft (3,125 m). 6,966 ft (2,111 m) of waste development was completed, directed at accessing the different veins at various levels in the mine, 3,346 ft (1,014 m) was on-vein development.

Mineral Resources

An updated estimate of the mineral resources at Hollister was announced during June 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Overall the contained Au equivalent ounces have increased by 27% to 2.9 million from the 2.3 million in the previous estimate issued June 2008¹. At a cut-off grade of 0.25 Au oz/ton (8.57 g/t Au), the combined measured and indicated mineral resources contain 1.45 million Au equivalent ounces grading 1.167 oz/ton (40 g/t) for gold and 8.59 oz/ton (295 g/t) for silver. A further 1.43 million Au equivalent ounces are contained in inferred mineral resources of 1.03 million tons at a grade of 1.340 oz/ton (45.95 g/t) for gold and 2.72 oz/ton (93 g/t) for silver. Au equivalent ounces in the estimated inferred resources increased 111% from June 2008.

The resource estimate has benefited significantly from over nine months of trial mining, which generated data from channel sampling and delineation drilling for stope development. As a result of the integration of empirical data from geological observations and ore control sampling into the vein model, more stringent parameters have been applied to measured and indicated classifications. In addition, 161 additional boreholes (totaling 51,430 feet) completed in the period from April 2008 to March 31, 2009 were integrated into the model. The drilling program, mostly conducted from underground, has provided infill data to delineate stopes for trial mining, and significantly improved our understanding of the lateral and vertical geological continuity of the vein systems. The resource estimate reflects depletion of material mined in 2008 and 2009 (up to March 31 2009), totaling 103,746 Au equivalent ounces at an average grade of 1.55 oz/ton.

Cautionary Note to. Investors Concerning Estimates of Measured and Indicated Resources
This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Results of the resource estimate based on all drilling and ore control channel sampling to March 31, 2009 are tabulated below.

Resource Category	Cut-off oz/ton	Tons	Tonnes	Au oz/ton	Au g/t	Contained Au oz²	Ag oz/ton	Ag g/t	Contained Ag oz²	Contained Au eq oz¹
Measured	0.25	199,300	180,800	1.895	64.98	377,700	29.02	994.8	5,782,800	468,100
Indicated	0.25	911,900	827,200	1.008	34.54	918,700	4.13	141.5	3,763,300	977,500
Total Measured & Indicated	0.25	1,111,200	1,008,000	1.167	40.00	1,296,400	8.59	294.6	9,546,100	1,445,600

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Resource Category	Cut-off oz/ton	Tons	Tonnes	Au oz/ton	Au g/t	Contained Au oz²	Ag oz/ton	Ag g/t	Contained Ag oz²	Contained Au eq oz¹
Inferred	0.25	1,035,300	939,200	1.340	45.95	1,387,500	2.72	93.2	2,815,400	1,431,500

1 Gold equivalent ounces (Au eq oz) were calculated by using US$800/oz for Au and US$12.5/oz for Ag.
2 Metallurgical recoveries are not applied to resource values. Contained metal estimates assume 100% recoveries. Some figures may not add due to rounding.

The estimates were completed by Dale Richards, Pr.Sci.Nat., the Company’s Group Mineral Resource Geologist, under the supervisions of Phil Bentley, Pr.Sci.Nat., Great Basin’s Vice President: Geology & Exploration, who is the Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101 for the estimate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

A technical report was completed in October 2009 and filed on www.sedar.com.

The total estimated measured and indicated mineral resources prior to the depletion from trial mining was 1.549 million Au equivalent ounces and is comparable with the 1.569 million Au equivalent ounces grading 0.87 oz/ton (29.71 g/t) Au and 4.57 oz/ton (156.68 g/t) Ag at a 0.25 oz/ton cut-off announced in June 2008.

There are internal differences between the 2009 and 2008 estimates, which are mainly related to modifications to resource estimation procedures described below:

  Empirical geological measurements have confirmed the previous model slightly over estimated the width of the veins, hence, tons were over estimated but, at the same time, grade was under estimated. The current estimate utilizes an improved method for modeling the veins (a mathematical algorithm with a minimum tolerance of a 6 inch vein width) and, coupled with a partial percentage estimate, has led to a higher accuracy in estimating the volume from the wire- frame model of the veins;

  Grade interpolation within the vein wire-frames was done using Inverse Distance Squared statistics in the current estimate (instead of Ordinary Kriging geo-statistics);

  Search radii utilized to categorize the confidence of grades within the vein wire-frames were decreased (100 ft/30 m for measured and 280 ft/85 m for indicated) and the average distance of informing samples was introduced, which increased the stringency for the measured and indicated categories; and

  The minimum number of samples to inform a given block was increased to 3 (compared to 2 in the previous estimate).

Total vein drill intercepts
Vein widths	% Distribution
0 – 2,5 ft	43%
2.6 – 5.0 ft	26%
> - 5.0 ft	31%

The outcome of these changes is a more conservative approach to resource classification that more closely reflects what is observed empirically underground. Consequently, the tonnage in the measured category has decreased but grade has increased. Tonnage in the indicated category has increased because of reclassification and tonnage in the inferred category has increased as a result of re-classification and additional drilling testing the extent of mineralization.

As the mine development progresses, evaluation and upgrade of the mineral resources from the inferred and indicated categories to a measured category will provide data to assess the potential for reducing the cut-off grade. Also, the current testing of various mining technologies may reduce stoping costs, and expand the opportunity to exploit certain narrow veins that would otherwise not be considered in the mine plan. Employing a lower cut-off grade would allow lower grade material in the indicated category to be included in the resource.

The depth extent of the vein system is yet to be fully established. Therefore, to be conservative, inferred resources have been constrained to a depth of approximately 1,200 ft (380 m) below surface. Certain areas of previous indicated resources have also been re-categorized into inferred because of lesser density of sampling data. Inferred resource grades have increased from 0.510 oz/ton to 1.34 oz/ton Au and 1.43 oz/ton to 2.72 oz/ton Ag because of the localized extrapolation of well defined areas of higher grade material in the measured and indicated categories. There is a noticeable decrease in Ag grades from measured to inferred categories, which reflects the occurrence of the Ag–selenide naumanite in the well drilled and sampled high grade shoots as opposed to lesser borehole data in the inferred zones. The lack of sample density in the inferred material underpins the lower confidence in the resources in this category.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Mineral Reserves

Mineral reserves are determined using a cut-off grade of 0.33 oz/ton Au (11.3 g/t). The portion of the mineral resources that were included in the mine plan were modified based on mining dilution (minimum mining width 42”), mining gold losses (6%), metallurgical recovery (90%) and royalties (2.5%) to the equivalent of proven and probable reserves disclosed in the table below:

Proven and Probable Reserves as of February 2009
Reserve category	Cut-off(1) oz/ton	Tons	Au Grade (oz/ton)	Ag Grade (oz/ton)	Au (oz)	Ag (oz)	Au Eqvt(2) (oz)
Proven	0.33	109,600	1.107	7.77	121,348	851,946	134,100
Probable	0.33	1,124,700	0.818	3.98	920,475	4,479,868	987,700
Total	0.33	1,234,300	0.844	4.32	1,041,823	5,331,814	1,121,800

(1)	The cut-off grade for reserves was calculated using the direct operating cost achieved during steady state production, excluding taxes and contingencies.
(2)	Gold equivalent was calculated using US$800/oz for Au and US$12/oz for Ag.

Proven reserves were classified according to mine infrastructure and current access as the economically mineable part of the measured resources that were expected to be mined during 2009. The remainder of the economically mineable part of the measured and indicated resources were classified as probable reserves, and according to the mine plan are expected to be extracted over the next eight years. The proven and probable reserves have been determined in accordance with Canadian regulations under NI 43-101. The lower than planned ounces extracted during 2009 was a result of the slower tonnage build-up during the year as well as the loss in production during November 2009 as a result of the accident. The estimate made of proved resources therefore remains appropriate.

Cautionary Note to U.S. Investors Concerning Reserve Calculations
The mineral reserve estimates contained in this management discussion and analysis have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained herein do not qualify as “reserves” under SEC standards.

Underground Drilling

Underground drilling is an important phase of evaluation, enabling more detailed delineation of vein mineralization. The updated vein model recognizes 19 discrete veins constituting the Gwenivere and Clementine systems. Drilling on both the Clementine and the Gwenivere veins has revealed complex structural controls to the mineralization. The geological continuity of the Clementine vein system has now been extended to nearly 2,800 ft (854 m) from the previous drill-outlined strike, and the Gwenivere system has been found to coalesce with the Clementine system with a noticeable thickening of the vein package. Both systems are open at depth and to the east and west.

Underground diamond drilling during 2009 totaled 99,143 ft (30,043 m) and included systematic cover drilling to delineate economic areas (29,488 ft; 8,934 m) as well as exploration and infill drilling along strike and at depth totaling 69,655 ft (21,108 m).

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Surface Exploration

Limited surface exploration was conducted during 2009, in-line with the Company’s strategy to allocate available cash resources to the completion of its development projects. A geotechnical borehole (1,779 ft; 545 m) was completed during the year for rock strength testing for the planned west Alimac raise.

During 2009, all available geophysical and geological exploration data was collated, reviewed and is still in the process of being reinterpreted. Further detailed (600 ft centers) ground gravity surveying was completed, and a reassessment of basement structures completed. Multi-element geochemistry data is being integrated with the structural and geophysical interpretations. This work is really opening up the understanding of the “plumbing system” that hosts the Hollister gold mineralization and, with it, increasing the prospectivity of the HDB and surrounding mineral targets.

Corporate Social Responsibility

Many Western Shoshone, the local indigenous group, have used the Rock Creek area for over 700 years for traditional uses. Recognizing their cultural importance, Great Basin purchased the lands to preserve them as part of the Company’s philosophy recognizing our Corporate Social Responsibility to the communities in which we operate. The purchase will safeguard the lands from mineral or other development and allow Western Shoshone people to continue to have access to them for traditional uses. The Company proposes to donate both the surface and the mineral estates on these lands for the benefit of the five Federally-recognized Nevada Western Shoshone Tribes. The ultimate disposition of the lands will be determined during consultation between the BLM and the Tribes.

The Company is discussing a management agreement with BLM to ensure the lands are managed appropriately prior to transfer. The Company proposes to maintain the roads until the transfer to allow Western Shoshone tribal members unrestricted access to the traditional cultural property throughout the year. It also expects the management agreement to address protection of aquatic, avian, and terrestrial wildlife habitats along the Rock Creek drainage and preservation of the scenic values associated with Rock Creek Canyon.

Finally, in establishing the Rock Creek Conservancy Fund, Great Basin has created a resource that the Western Shoshone Tribes can use in the future for managing the Rock Creek lands. The Company has committed US$122,500 as seed capital to the Rock Creek Conservancy Fund.

Plans for fiscal 2010

The Company plans to continue its trial mining (ore removal and test-processing) activities at the HDB within the allowable ore tonnage authorizations of its existing permits. Using the existing infrastructure, the planned 2010 underground bulk sampling program will develop approximately 233,000 tons of rock (both waste and ore), similar to the volume of rock developed and removed from the underground workings in 2009. Management anticipates that the planned 2010 activities could result in the extraction of approximately 103,000 tons of ore containing an estimated 120,000 Au eqv oz. This ore will be processed off-site in accordance with the Water Pollution Control Permit to determine its metallurgical characteristics. The Company intends to make use of the recently refurbished Esmeralda Mill as well as other metallurgical facilities to process the ore currently stockpiled as well as the ore to be extracted during 2010. The stockpile contains an estimated 41,446 Au eqv oz and applying a recovery factor of 88% will result in an estimated 36,500 Au eqv ounces to be recovered from processing the stockpile. The Company expects to recover an estimated 135,000 Au eqv oz in 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

A key objective of the test mining and processing activities during 2010 will be to reduce the cost of these activities. Management has targeted cash costs (inclusive of milling and haulage) of US$470 per Au eqv ounce for the year.

Underground exploration drilling in 2010 will primarily focus on testing the depth, west and northern extensions of the vein systems. Cross-cuts to the north are planned to provide systematic drill platforms which will enable testing the system at depth. Current interpretation of the base of the Clementine vein system on the Hollister property is approximately 4,900 ft. The Gwenivere system is still open at depth. During 2009, a new vein system called Gloria was discovered northwest of the Clementine vein system. This target and others to the north of the current workings will be further tested during 2010 as development providing appropriate drill platforms is completed.

The Company will also continue working on preparation of the required Environmental Impact Statement for the Hollister Project and will continue to refine its resource estimates. The current resource estimates will be reviewed in the next few months incorporating additional borehole and underground sampling as well as using a variety of estimation techniques. The base of the mineral system remains geologically unconstrained and is an important exploration target.

1.2.2 Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is in the South Rand area of the Witwatersrand goldfield, located approximately 50 mi (80 km) southeast of Johannesburg and near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. The project has received all of the required permits to complete the development of the mine and commence commercial production.

Permitting

On February 17, 2009, Southgold (100% subsidiary of the Company) was officially awarded the right to mine for gold, silver and aggregate in the Burnstone mining area for a period of 18 years from date of execution of the mining right, as well as renewal rights.

Underground Development and production build-up

The first of a two-stage underground access development program began in July 2006. Development and construction programs are ongoing and at December 31, 2009 approximately 8,174 ft (2,477 m) of the planned 9,085 ft (2,753 m) of decline development was completed. The completion of the remaining 881 ft (267 m) to reach the vertical shaft is scheduled for Q2 2010, in-line with the completion of the vertical shaft project. Once completed, ore and waste will be trucked down the decline and hoisted through the vertical shaft which will have a significant impact on efficiencies and haulage costs because of the reduced hauling distances. Ore and waste are currently hauled to surface through the decline.

Since the first reef intersection, 1,528 ft (463 m) of ore development has been completed in Block B up to December 31, 2009, exposing in excess of 3,300 ft (1,000 m) of the Kimberley Reef. Initial reef exposure indicated a competent hanging wall with chloritoid shale in the foot wall. Stope development in Block B is underway in-line with the projected production build-up. The breakaway out of the main decline to Block C has advanced to 736 ft (223 m) at December 31, 2009. This breakaway intersected the Reef on February 4, 2010 and ore development commenced. To date, over 1,600 channel samples have been taken on Kimberley Reef exposures, and a more detailed understanding of the geological controls and sedimentology of the Reef is evolving. Reef exposures indicate channel widths are significantly increasing towards the south-west (60 -180 cm) with Au content ranging between 360 - 600 cmg/t.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Development of the main decline, the breakaway to Block C as well as the ore development in Block C has been contracted to Grinaker LTA to allow mine management to focus on the ore development and mining in Block B. Increasing the capacity of development will positively impact on stopes available for mining later on in 2010.

Establishing adequate ventilation to the planned production and development areas remains a key objective. The third leg of the ventilation raise in the main decline was commissioned during the first quarter (Q1) of 2009. Development of the return airway (“RAW”) has advanced to 1,620 ft (491 m). Adequate ventilation is provided through the RAW and completed ventilation raises for the production build-up in the first half of 2010. Raiseboring the main ventilation shaft that will provide adequate ventilation during the first 3 years of mining commenced in Q3 2009. This 1,013 ft (305 m), 17 ft (5.1 m) diameter ventilation raise will act as the main air intake for the Blocks B and C mine areas. The project completion is scheduled for Q2 2010.

Mining method

The Company has started the first tests of its Long Hole Stoping (“LHS”) project; the trials are currently planned to continue for a period of nine to twelve months. LHS, which involves a higher degree of mechanization, could, if implemented successfully, result in the mining of fewer ore tons at a higher recovery grade, with safer and better mining efficiencies. This could favourably impact the cash cost per ounce measures of the operation. Cash cost per ton should remain the same. The equipment needed for the trial stoping is already on site, crews trained and testing of the equipment and its capabilities successfully completed. Turgis Consulting has been appointed to independently review the results of the trial stopes to ensure timely and accurate decision making. In order to maximise the synergies, Blocks B and C will also be developed with mechanised low profile equipment to increase the rate at which stoping areas can be opened up; this approach can add flexibility and a smooth transition to hybrid mining should LHS prove not to be successful.

The first trial stope of just over 1,000 m2 has been completed and the second stope trial is underway. Accurate drilling and blasting controls has resulted in a very smooth stable hanging wall and well controlled stoping width with a good footwall contact on these initial stopes.

Vertical shaft

The vertical shaft is intended primarily for rock hoisting, but will also be equipped for the movement of men and equipment. For this purpose, two winders will be installed. The shaft will be sunk to a depth of 1,600 ft (485 m) at shaft bottom. On completion, the shaft will have a design hoisting capacity of 220,000 tons per month with 175,000 tons of ore.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Figure 1: General Vertical Shaft Arrangement

The contract to sink and equip the vertical shaft was awarded to Grinaker – LTA Mining, a business unit of Aveng (Africa) Ltd. After completion of a successful pre-sink stage to 541 ft (164 m) in 2008, the permanent headgear was installed in Q1 2009 as well as the change – over of temporary sinking winder arrangements. The main sink stage then commenced during Q1 2009. Sinking progressed to the 40 level, 1,312 ft (400 m) below collar, in Q3 where vertical advance was halted while lateral development was completed. This development included the first of a series of ore passes and settler dams required to enable utilization of the vertical shaft for rock hoisting. The main decline will be linked with the shaft infrastructure on 40 level. (See figure 2)

Figure 2: Schematic depiction of 40 level development

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

The initial development on 40 level was completed in Q4 2009 and shaft sinking continued to 41 level some 1,460 ft (445 m) below collar. Once again vertical advance was halted to complete the lateral development on this level. This level will contain the bottom end of the settler dam, ore pass and clearwater dam.

Figure 3: Schematic depiction of 41 level development

On completion of the critical infrastructure of 40 and 41 levels, development of the shaft to shaft bottom will be completed, and equipping of the shaft will commence.

The refurbishment of the 2 permanent winders continued simultaneously with shaft sinking. The refurbishment process is 95% complete and delivery of the winders and related components is planned for March 2010. Construction of the winder house commenced in November 2009 and was completed in February 2010 in time to accommodate the installation of the permanent winders. The change over from the temporary winders is planned to coincide with the commissioning of the shaft.

The vertical shaft project remains on schedule and within the budget with $36 million being spent up to December 31, 2009 on this project. A further $14 million is forecasted to be spent in 2010 to complete the shaft infrastructure, related underground development and commissioning.

The Vertical Shaft Project is expected to be commissioned for rock hoisting during the second quarter of 2010 with final infrastructure and underground development to be completed in the second half of 2010.

Metallurgical plant

The metallurgical plant for the Burnstone Mine was designed to Feasibility Study level by MDM Engineering, and published as part of the final technical report on the feasibility study. The plant was initially designed for a production rate of 125,000 tonnes per month. This initial design was then increased with a further 50,000 tonnes per month to 175,000 tonnes per month capacity in-line with the production profile of the mine.

An ex-works plant, as per the specifications from the feasibility study, was purchased in 2007 and delivered on site in 2008. The lead times and cost involved in procuring new mills was the main driver in acquiring this plant.

A metallurgical update to the June 2007 Optimized Feasibility Study was completed in Q2 2009. This update included finalizing the Process Flow Design and Plant Layout for a Carbon-in-Leach process as well as detailed engineering and design. TWP Engineering (“TWP”) will be delivering the plant as they have been contracted in July 2009 to manage an engineering, procurement and construction management contract on behalf of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Figure 4: Graphic Depiction of the Metallurgical Plant

The second hand mills that have been acquired were subjected to non-destructive testing and technical inspection to determine the level of refurbishment required. The mills were found to be in a sound condition and the refurbishment contract was awarded to F.L. Schmidt, the original equipment manufacturer (“OEM”) for this particular equipment, during Q2 2009. Refurbishment is planned to be completed and ready for installation during March 2010. This is timed to coincide with the associated plant construction phase.

The plant construction process is well established and on schedule. Site terracing and early works construction is complete and the foundation excavations and construction for the mills, building and main storage silo is in process. Two contractors are on site, one being responsible for the civil construction of the foundations of the mills, mill building and silo and the other for the earthing and lightning protection of the metallurgical plant. The civil construction contractor commenced with site establishment in December 2009. The project consists of various work packages for modular units that are being fabricated off-site with assembling and installation scheduled for Q2 2010.

Cold commissioning is planned for June 2010 with a ramp up to 120,000 ore tonnes to be processed in July 2010. The mill will reach an average production rate of 120,000 tonnes for the first 6 months, which will be increased to correspond with underground production. $20 million has been spent up to December 31, 2009 consisting of purchase and shipment costs of the secondhand plant, design and engineering costs, refurbishment of the mills and early construction work. A projected $49 million will be spent during 2010 to complete and commission the plant. Capital costs on the project are well controlled and in line with the control budget estimate generated from the final design.

Tailings dam (“TSF”)

Confirmatory geotechnical work to support designs and environmental compliance was completed during 2009. A geophysical investigation for the TSF confirmed that there is no influence from regional fault structures. The storage characteristics and deposition method for the TSF was modeled to confirm designs while the tender drawings, bill of quantity and other related tender documentation were completed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

The tender process was closed in January 2010 and the contract awarded by mid February 2010. The planned cost of $7 million will be spent up to July 2010 with the project completion planned to coincide with the completion of the metallurgical plant.

General surface infrastructure

  Bulk Power Supply

  Eskom (the state-owned energy company) committed to the phased power demand requirements of the Burnstone Project which involves the refurbishment of an existing line, and construction of a new section of a power line to the mine site. An environmental basic assessment report was completed for the construction of the power line to the Burnstone Project and Eskom has completed negotiating servitude rights with owners of surface land that will be crossed by the power line.

  All design work for the first of two lines between a proposed switching station (positioned between Grootvlei Power Station and Burnstone Mine) has been completed and material ordered. The proposed refurbishment of two existing lines between Grootvlei and the proposed switching station is currently being finalized and is also planned to commence in early 2010.

  The proposed commissioning date of the permanent supply that will follow a power demand buildup, as agreed between Eskom and Great Basin, is at the end of June 2010. As an interim arrangement, Burnstone will be supplied with 25 Mega Volt Ampere (“MVA”) by means of a new 88 kiloVolt (kV) line. The full 51 MVA, as agreed between Eskom and Great Basin, will be supplied as soon as the construction of the Switching Station as well as the refurbishment of the two lines from Grootvlei Power Station has been completed.

  The electrical installation at the Burnstone Project was designed to comply with Eskom energy efficiency specifications as set out in the ‘Generic Energy Efficiency Specification’. Independent certification in this regard will be done prior to activation of the energy supply, effecting the issue of an Eskom ‘Energy Efficiency Compliance certificate’. In order to supplement the latter, creative power saving methods have been integrated in the design, such as the use of high efficiency motors, optimized electrical infrastructure, alternative power technologies, and state of the art power monitor and control technologies.

  Construction of the 88/11kV main substation on site by Great Basin has commenced.

  The power supply project is jointly managed by Eskom and the Company to ensure availability of the required electricity in the second quarter of 2010 to coincide with the commissioning of the vertical shaft and metallurgical plant. Electricity requirements during the construction phase are managed through a combination of Eskom supply and diesel generators.

  Surface infrastructure

  A combination of permanent and temporary buildings is being utilized. No additional buildings will be required during the remainder of the construction period. Projects for the electrical and water reticulation on site are in progress with completion scheduled in line with plant completion.

Mineral resources

An updated mineral resource estimate was completed during September 2009. The update is inclusive of all surface drilling up to July 2009. At a cut-off of 400 cmg/t, the total Measured and Indicated resources have increased by 8% from approximately 10.9 million ounces to 11.7 million ounces Au.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Resource Category	Cut-off cmg/t	Tonnes millions	Au Grade g/t	Contained Au Ounces
Measured	350	53.1	5.64	9,617,400
	400	44.1	6.08	8,621,300
Indicated	350	15.3	7.27	3,574,500
	400	10.3	9.23	3,055,200
TOTAL MEASURED & INDICATED	350	68.4	6.00	13,191,900
	400	54.4	6.68	11,676,500

Notes to table:

1.	Mineral resources that are not mineral reserves and do not have demonstrated economic viability.
2.	Metallurgical recoveries are not applied to resource values.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Resource Category	Cut-off cmg/t	Tonnes millions	Au Grade g/t	Contained Au Ounces
Inferred	350	35.5	7.69	8,773,500
	400	11.8	12.14	4,592,100

The number of boreholes utilized in the resource estimate totals 296, and inclusive of all deflections, provides 1,115 Kimberley Reef intersections. The resource model has benefited from a full database verification and validation exercise, which has led to information from 59 additional historical and 71 additional new drill holes being incorporated. Geozones of the area of interest were updated as part of the basis for the estimation. These zones are delineated by a combination of variable geological parameters such as channel width, gold grade and gold accumulation (cmg/t), footwall lithology, and sedimentary facies. The resource estimate covers a combination of mineral rights within the mining license area granted in October 2008, as well as mineral and/or prospecting rights controlled by Great Basin outside this boundary.

For continuity, the mineral resource classification method applied in this update is consistent with that applied in previous Burnstone mineral resource statements. A sensitivity analysis of the estimation kriging variances and the minimum number of informing samples has also been undertaken and assessed. The results demonstrate no significant or material change to the estimated total Measured and Indicated resources.

In addition the Company significantly increased the mineral resources in the inferred category in the areas adjacent to the mining licensed area. These rights are held under prospecting permits. Exploration activities will be extended into these areas for mineral rights maintenance, and as sufficient drilling has been completed within the mineral lease area.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Mineral Reserves

Mineral reserves are declared at a cut-off gold content of 400 cmg/t (4 g/t over 100 cm). The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum stoping width 90 cm with 10 cm dilution, minimum tramming width 120 cm), mining gold losses (10%), metallurgical recovery (95%) and royalties (4%) to the equivalent of proven and probable reserves tabulated below. The proven and probable reserves have been determined in terms of Canadian regulations under NI 43-101.

Cautionary Note to Investors Concerning Reserve Calculations
The mineral reserve estimates contained in this management discussion and analysis have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act) as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, under SEC standards, the quantity of the mineral reserves reported for the Burnstone property may be different than those reported for Canadian purposes.

Proven and Probable Reserves as of February 2009
Category	Tonnes (millions)	Grade (g/t)	Au Content (oz)
Area 1 Proven Probable	20.7 1.9	4.59 4.22	3,052,000 252,000
Area 2 Proven Probable	6.9 0.5	3.32 3.22	741,000 51,000
Area 1 & 2 Proven Probable	27.6 2.4	4.27 4.01	3,793,000 303,000
Total	30.0	4.25	4,096,000

Additional information:
(1) Reserves calculated at a 4 g/t cut-off.

Underground drilling

Drilling totalled 18,427 ft (5,584 m) for the year. The focus continues to be on Block C delineation and infill evaluation to support the mine plan. The number of operating rigs increased to four during the year. In addition, a more powerful LM75 diamond drill rig capable of drilling holes up to 3,300 ft (1,000 m) has been mobilized which is capable of drilling deeper fan boreholes into Block C.

Surface drilling

Limited surface drilling was undertaken in 2009, with some infill drilling for the initial mine plan area completed during Q4. One drill hole intersected waste, and another intersected 18.46 g/t Au over 60 cm for a content of 1,108 cmg/t Au. Work programs outside the mining right as well as investigations of sub-cropping mineralization in four areas are being reviewed.

Human capital

Burnstone has appropriate management and technical professional capacity employed to manage both the construction and business establishment phases. The skills development plan continues through the set up of production crews by blending staff who have operated in a mechanized mining environment with newly trained employees recruited from the local community. The requirement from our planned mining processes has been incorporated in our team development and recruitment programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

To ensure that Burnstone sustains a safe working environment during and beyond the production build-up phase, we have estimated that the correct mix of relevant mining experience relative to new recruits to the mining industry should begin at a level of 30% of new recruits and build up to around 60%. Local talent has been proactively engaged and although they currently occupy the more junior operator positions, development programs have been implemented.

Community relations

Our Corporate Social Responsibility(“CSR”) framework underwrites Great Basin’s strategy to invest in regions that will enable shareholders to make a fair return on investment as well as improve the lives of people in the communities in which we operate.

In order to achieve and sustain our mining licence the Company has demonstrated its compliance with the requirements of Regulation 46 of the Mineral and Petroleum Resource and Development Act of 2002 (the Social and Labour Plan, or SLP).

In accordance with the objectives of the SLP, it is required to:

  promote employment and advance the socio-economic welfare of all South Africans,

  contribute to the transformation of the mining industry, and contribute towards the socio-economic development of the area.

Great Basin continues to apply the principle of employing and developing local people wherever the opportunity allows. Currently, 47% (109 of 231employees) of the permanent employees are from the local community. Furthermore Great Basin actively encourages service providers and contracting partners to follow the same principle and currently 30% (206 of 703) of the employees of our contractors have local residence.

The Company completed a Black Economic Empowerment (“BEE”) transaction in 2007, thereby supporting transformation in the mining industry.

Since August 2006, $10 million (ZAR77 million) has been spent in the province of Mpumalanga to source supplies for the mine. This value is significant when consideration is given to the fact that Balfour is a non-mining community. In addition, support has been provided to establish a number of small businesses in Balfour, including cleaning and laundry services, small scale farming focussed on local farmers, crushing of waste rock and selling of aggregate to regional businesses, including the mine, and the development of a brick making plant. In our endeavours to strengthen and build momentum in areas of communication and collaboration between stakeholders in the community, the Company has been instrumental in assisting with the establishment of a local business chamber and small business development centre. Some of the services are done in partnership with provincial and national government. Burnstone, as part of its SLP, made provision for the establishment of a development trust. The trust, within its financial means, has spend approximately $4 million (ZAR32 million) on CSR initiatives since August 2006.

Burnstone management has undertaken to actively support the local community in addressing challenges such as unemployment and employability; however, the effectiveness is dependent on active participation from other businesses as well as the local, regional, provincial and national governments.

During the February 2010 community protest against poor services delivery by the local municipality, allegations were also made by the community against the Company relating to non-compliance with the SLP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Management subsequently met with the Minister of Mineral Resources and presented the Company’s CSR, procurement, employment and skills development strategy. The Company was commended for its contribution to up-lift and build a sustainable community. The Company remains committed to contribute towards improved living conditions, infrastructure and education in the community and, together with local government, will engage other private sector corporations in the community to actively participate in building a sustainable community.

Plans for fiscal 2010

The Company’s project development plan is focused on the preparation for and entry into production, entailing underground development into the mining blocks identified for early stage and trial mining by opening up and mining certain stopes. During this stage, advanced stoping techniques and mining technology will be evaluated. The decline shaft will be completed to link up with the bottom of the vertical shaft. Completion of other mine infrastructure, above and below surface is also planned, which entails the vertical shaft, metallurgical plant, surface infrastructure and the establishment of adequate electrical power to the Burnstone Property. The Company will also source, employ and train the necessary workforce and purchase the equipment required.

The Company plan to extract 80,000 Au oz from underground during fiscal 2010, and expects to recover 60,000 Au oz as the metallurgical plant start-up is planned for July 2010 and will be in the commissioning phase. Cash cost of production for the year is targeted at US$495 per Au oz.

1.2.3 Esmeralda property, Nevada, USA

The Company purchased the Esmeralda property on November 30, 2008 for an aggregate consideration of $2,403,600 (US$2,000,000).

The Esmeralda Mine and Property consist of patented and unpatented mining claims, fee lands, water rights and a mill. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities and roads.

Esmeralda is approximately 220 miles (354 km) from Winnemucca and approximately 290 miles (467 km) from the Hollister property with 80% of that distance over paved roads.

Permitting

An application package to renew the Esmeralda National Pollutant Discharge Elimination System (“NPDES”) permit was prepared and submitted on June 10, 2009. The renewal permit would allow a conditional discharge of water to surface waters.

The application for the transfer of water rights from Metallic Ventures US Inc, the previous operator of the mill, to Great Basin was submitted and approval remains pending.

On September 1, 2009, the NDEP approved the commencement of milling operations and the processing of Hollister ore. Approval for other "thermal" units requires a Nevada Mercury Control Permit, the application for which is pending.

Mining

A desktop study has been completed during the year to evaluate the exploration and mining potential of the Esmeralda property. The study involved the collection and review of the historical database, review of the permits and on-site rehabilitation of one of the declines to gain underground access to some of the historical stopes. It is expected that a recommendation to the Board will be made during the year at the appropriate time once the mill is operating at steady state and an accurate determination of excess capacity in the mill can be made.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Geology

Structural control is the most important factor in the localization of deposits in the Esmeralda district. There is a close spatial relationship between deposits (veins) and the north-south faults. Nearly all production of gold-rich ores came from mines located within 500 ft (152 m) of faults of this system. A property-wide geological assessment has indicated the presence of significant untested down-faulted epithermal vein targets immediately east of previous opencast and underground operations.

Significant drill targets occur in the covered and/or undrilled area between the Humboldt and Ann Pits and east of the Martinez area.

Refurbishment of mill

Refurbishment of the mill has been completed and the mill was commissioned on September 9, 2009 and the facility commenced processing ore from the Hollister Project.

Higher grade ore was fed into the Esmeralda mill during Q4 2009. 8,070 ore tons was processed through the mill during the quarter. Improvements to the circuit during the quarter impacted on the throughput in the mill. The mill continues to show increase in throughput and 5,134 tons was processed in January 2010. An Au eqv recovery factor of 81% was achieved in Q4 2009 with 5,296 Au eqv oz contained in the process as at December 31, 2009. The carbon from the mill was only sent to a refinery in January 2010 and, therefore, the Company did not account for any revenue in Q4 2009. Processing costs for the quarter amounted to US$142 per ton because the mill was in the ramp-up phase with low production throughput. Fixed overheads once again impacted on the unit cost of the mill due to the capacity of the mill. Cost for haulage from Hollister to Esmeralda amounted to US$60 per ton.

The metal content in the ore remains the limiting factor in the mill throughput. On October 20, 2009, the Company reported that the NDEP granted approval of the Esmeralda Water Pollution Control Permit, allowing the Company to continue with the installation of the Gekko System, an In-Line Leach Reactor (ILR) which optimizes the recovery of gold from high grade concentrate streams. In addition to concentrate leaching in an ILR, the Gekko system includes a gravity and flotation section, which will capture free gold and silver up front, thereby reducing the feed grade to the process flow. Nevada environmental regulations require a mercury emission permit to operate the electro winning cells for the Gekko system. The application for this permit can only be finalized once the required engineering designs have been completed, which is expected in Q1 2010.

Delays in obtaining all of the required environmental permits to operate the Gekko system necessitated management to launch a project to optimize the current milling circuit. The objective of the optimization project is to achieve a consistent mill throughput of 350 tons per day for ore containing metal in excess of 1 Au eqv oz per ton. Design changes to achieve this objective include:

  Adding a cone crusher and refurbishment of the second ball mill to reduce the grind and thereby the leach time.

  Optimizing the leach circuit by converting three tanks to carbon-in-leach (“CIL”)

  Adding another carbon stripping unit and thereby doubling the carbon stripping capacity.

  Adding lead-nitrate to the process to increase Au and Ag recoveries.

Approval has been obtained from the NDEP in January 2010 to install the existing drying oven and furnace that has been removed for refurbishment. Once re-installed, this will allow for treatment of the gold solution and for doré bars to be poured on site. Being able to treat gold solution is another step in delivering a stand-alone milling and refining operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Plans for fiscal 2010

The refurbished milling circuit will be optimized to enable mill throughput of 350 tons per day at an average grade in excess of 1.1 Au eqv oz per ton. Installation and commissioning of the Gekko system will take place once the required permits have been obtained (Q3 2010).

Pending approval by the Board of Directors of the results of a review of the Esmeralda property, an exploration and mining plan for the property will be developed.

1.2.4 Ganes Creek Property, Alaska, USA

Great Basin signed an agreement, effective November 14, 2007, whereby it could earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million over a period of 3 years.

Subsequent to evaluation of the results of the 2008 season, as well as the current strategic plan of Great Basin, it was decided to terminate this agreement and cease all exploration activities. The disturbance caused by the exploration program was rehabilitated during Q2 and Q3 2009.

1.2.5 Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company has the right to earn-in an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

Great Basin manages the JV and is responsible for exploration and other activities.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Field work on the ground in Mozambique started in July 2007. Mapping and sampling of the surface exposures commenced and a total of 17.5 line km have been mapped. A shear zone, hosting the surface quartz vein showing, was mapped over a strike length of 2.5 km.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Exploration program

An initial soil sampling and ground geo-physics program were completed on the property during 2008. Four follow up exploration targets were delineated from this work.

The project was placed on care and maintenance during 2009. A decision was taken to continue with the JV and permits were renewed in November 2009.

Plans for fiscal 2010

Following a review of the property during 2009 a decision was taken to continue with the exploration program during 2010, albeit phased and subject to available cash for exploration activities.

1.2.6 Rusaf Properties

During the second quarter of 2008, the Company acquired the remaining 63% of Rusaf Gold Ltd (“Rusaf”) for a total consideration of $22.9 million, paid in approximately 6.6 million Great Basin common shares (plus 1.1 million shares issuable on exercise of warrants and options). The former Rusaf properties are held by the wholly owned subsidiary of the Company, GBG Rusaf Gold Ltd (“GBG Rusaf”).

The exchange ratio applied was 1 Great Basin share for every 4.5 Rusaf shares.

The Rusaf Plan of Arrangement ("Rusaf agreement") also provides for additional Great Basin shares to be issued in the first 3 years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf.

In the event of such discoveries, Great Basin will issue shares valued at the higher of the closing price on acquisition date ($3.30) or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces (including equivalent metals) at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 g/t or 0.04 oz/ton).

Pursuant to the Rusaf agreement of April 1, 2008, the Company issued an additional 3,073,773 shares valued at $5.6 million on January 27, 2010 for gold discoveries above a threshold of 500,000 ounces in size, on mineral prospects held by Rusaf.

Great Basin has also agreed to spend between $15 million and $27 million in exploring the acquired properties during this period depending on independent advice as to the likelihood of exploration success.

Tanzania Property information

In Tanzania the exploration program consists of three regional exploration programs in the following areas:

  Lake Victoria (North-West), including several early stage exploration programs and drilling on two targets.

  Lupa (South-West), where the Nkolwisi project was the focus of a surface drilling program.

  Kikugwe (Central South), where a soil sampling program was completed.

The Company also owns mineral rights on the island of Kurils (east Russia) where 33 diamond boreholes aimed at establishing indicated mineral resources in the main project area were drilled during 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Exploration program

Work undertaken on the Tanzanian properties in 2009 comprised of geological modeling and mineral resource estimations for the Tanzania Lubando (Geita East), Imweru (Geita West) and N’kuluwisi (Lupa) targets, revised target classification and maintenance on the other permits.

Final results from the 2008 exploration programs in Tanzania and Russia were obtained during 2009 and all data were validated. Reports on the drilling and mineral resource estimates were received from, Eric Fier, C.P.G., P.ENG., an independent technical expert, during November 2009.

Initial resource estimates have been received for the Imweru (Geita west) and Lubando (Geita east) prospects, which are located in the Lake Victoria Goldfields along strike of Anglogold Ashanti’s Geita Mine operations, and are part of a Joint Venture agreement with Barrick Africa Exploration Limited (“BEAL”). The Nkuluwisi Prospect is part of an extensive mineral right portfolio that GBG Rusaf manages in the Lupa Goldfields.

IMWERU MINERAL RESOURCES
Resource category	Cut-off oz/ton	Tonnes	Au (g/t)	Au (g)	Tons	Au (oz/t)	Au (oz)
Inferred	1.5 1.0 0.5	2,712,500 4,715,400 17,649,900	2.88 2.05 1.11	7,816,000 9,666,700 19,582,000	2,990,000 5,197,800 19,455,500	0.084 0.054 0.032	251,300 310,790 629,590

Note: Composites were capped at 25 g/t gold.

LUBANDO MINERAL RESOURCES
Resource category	Cut-off g/t	Tonnes	Au (g/t)	Au (g)	Tons	Au (oz/t)	Au (oz)
Measured	1.5	81,550	3.23	263,340	89,890	0.094	8,450
	1.0	120,190	2.59	311,500	132,480	0.076	10,060
	0.5	184,150	1.95	359,090	203,000	0.057	11,570
Indicated	1.5	273,980	2.92	799,950	302,010	0.085	25,670
	1.0	360,960	2.52	909,730	397,880	0.074	29,440
	0.5	509,420	1.99	1,013,740	561,530	0.058	32,560
Total M & I	1.5	355,530	2.99	1,063,290	391,900	0.087	34,210
	1.0	481,150	2.54	1,221,230	530,360	0.074	39,500
	0.5	693,570	1.98	1,372,830	764,530	0.058	44,130
Inferred	1.5	1,032,120	3.05	3,142,940	1,137,710	0.089	101,250
	1.0	1,255,380	2.72	3,419,300	1,383,810	0.079	109,320
	0.5	1,900,140	2.03	3,857,280	2,094,500	0.059	123,570

Note: Composites were capped at 25 g/t gold.

NKULUWISI MINERAL RESOURCES
Resource category	Cut-off g/t	Tonnes	Au (g/t)	Au (g)	Tons	Au (oz/t)	Au (oz)
Measured	1.5	71,880	2.06	148,430	79,240	0.060	4,750
	1.0	147,825	1.63	240,930	162,940	0.047	7,650
	0.5	553,500	0.93	515,600	610,100	0.027	16,470
Indicated	1.5	215,320	1.88	405,870	237,350	0.054	12,810
	1.0	491,400	1.54	754,650	541,670	0.045	24,370
	0.5	2,147,850	0.86	1,867,500	2,367,600	0.025	59,190
Total M & I	1.5	287,200	1.93	554,300	316,590	0.055	17,560
	1.0	639,230	1.56	995,580	704,610	0.045	32,020
	0.5	2,701,350	0.88	2,383,100	2,977,700	0.025	75,660
Inferred	1.5	286,200	2.03	582,980	315,470	0.059	18,610
	1.0	1,459,350	1.42	2,081,180	1,608,640	0.041	65,950
	0.5	4,582,600	0.91	4,198,100	5,051,400	0.026	131,330

Note: Composites capped at 7.2 g/t gold.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

The resource estimates were carried out using block models constructed in GEMS (Gemcom). The block models consist of blocks measuring 5 m x 5 m x 5 m. No rotation was applied to the model. Grade for gold was interpolated into blocks using Inverse Distance to the fifth power (ID5). In all cases a cut-off grade of 0.5 g/t gold was based on a gold price of US$850/oz and assumed 100% metallurgical recovery. CIM definitions were followed for Mineral Resources.

KURILS MINERAL RESOURCES
Resource category	Cut-off g/t	Tonnes	Au (g/t)	Au (g)	Tons	Au (oz/t)	Au (oz)
Measured	1.5	398,230	2.90	1,154,870	438,970	0.085	37,310
	1.0	655,710	2.24	1,468,790	722,790	0.065	46,980
	0.5	1,238,620	1.52	1,882,700	1,365,330	0.044	60,080
Indicated	1.5	544,100	2.91	1,583,330	599,760	0.085	50,980
	1.0	899,790	2.24	2,015,530	991,840	0.065	64,470
	0.5	1,947,270	1.42	2,765,120	2,146,880	0.041	88,020
Total M & I	1.5	942,330	2.91	2,738,200	1,038,730	0.085	88,290
	1.0	1,555,500	2.24	3,484,320	1,714,630	0.065	111,450
	0.5	3,185,890	1.46	4,647,830	3,512,210	0.042	148,100
Inferred	1.5	178,060	2.20	391,730	196,280	0.064	12,560
	1.0	374,740	1.64	614,570	413,080	0.048	19,830
	0.5	805,470	1.13	910,180	887,870	0.033	29,300

  The resource estimate was carried out using a block model constructed in GEMS (Gemcom).

  The block model consisted of blocks measuring 5 m x 5 m x 5 m. No rotation was applied to the model. Grade for gold was interpolated into blocks using Inverse Distance to the 5th power (ID5).

Current Synopsis

  Mineralization was intersected on all targets, and there is upside along strike, sub-parallel and at depth on all targets;

  The Imweru target drilling was not fully completed and still requires more work;

  The Nkuluwisi target is part of a more extensive shear corridor stretching 10 km from Rukwa Mine to Mapalala;

  Likewise the Lubando target is part of a more extensive shear corridor with potential for sub- parallel and along strike mineralization under cover;

  The further understanding of structural controls in all areas of mineralization will be a critical step to successful targeting and resource delineation;

  There is still a considerable resource potential in the areas drilled, as well in the surrounding areas;

  Cognisance should be taken that future resource delineation and potential turning to account will involve “clusters” of mineralized zones on a given structure or proximal sub-parallel splays.

It can be concluded that there is a considerable amount of preliminary exploration work still to be completed on the properties. A number of permits overly significant strike extents of prospective structures that still require systematic exploration and potentially drilling.

Plans for fiscal 2010

Exploration programs and budgets have been compiled for targets in Tanzania. The work programs in Tanzania will advance a number of priority exploration targets in the Lake Victoria and Lupa Goldfields to drilling stage, as well as effect follow-up drilling investigations on a number of advanced targets. Structural studies will provide a basis for further target prioritization.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Management will be evaluating options to dispose of the Kurils asset as the results from the initial exploration program indicated that this deposit might be better suited for a Company developing base metal projects.

1.2.7 Investment in Kryso Resources Plc

The Company, through various share purchase transactions, holds approximately 15% in the equity of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia. Kryso is a publicly traded company on the AIM market of the London Stock Exchange.

Refer to www.kryso.com for progress made on projects.

1.2.8 Market Trends

The global financial crisis continued through 2009 with investors remaining risk averse. Capital markets remained volatile reacting to global economic news flow. The relative strength of the US dollar throughout the year as well as inflation fears and global demand impacted on commodity prices. Demand for gold remained high while global markets lacked direction.

Gold prices have been volatile during the first half of 2009 where after it opened at US$870 per ounce it closed at a low of US$810 per ounce on January 15, 2009. It traded on average above US$940 per ounce until September 2009 when the US$1,000 threshold was broken. Since September the price of gold has increased at a steady rate and closed at a record high of US$1,183 on October 26, 2009. Concern about a gold bubble once again pushed down the price to a close of US$1,087 on December 31, 2009. Gold prices once again remained volatile during the first 2 months of 2010 trading between US$1,150 and US$1,060 per ounce.

The share price of Great Basin is impacted by the risk profile of the Company and the appetite in the market for risk. The share price remained under pressure during the year due to continuous concerns relating to the capital requirement of the Company to complete its development projects. The public offering in March 2009 and the accompanying dilution also impacted on the recovery in the share price. After opening at $1.57 on January 2, 2009 the share price traded at an average of $1.61 throughout the year and closed at $1.81 on December 31, 2009. Daily share trade volumes have increased to an average of 3 million during the year. The current short position in the shares is at record highs which further impacts on the volatility in the share price.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

1.3 Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	December 31 2009	December 31 2008	December 31 2007
Current assets Mineral properties Other assets	$ 129,301 222,919 196,064	$ 53,606[2] 259,859 51,735[2]	$ 87,679[2] 218,414 23,220[2]
Total assets	548,284	365,200	329,313
Current liabilities Future income taxes and other liabilities Shareholders’ equity	72,974 101,597 373,713	27,446 80,546 257,208	6,121 35,400 287,792
Total liabilities and shareholders’ equity	548,284	365,200	329,313
Working capital[1]	$ 91,624	$ 20,460	$ 76,201
Revenue Expenses Loss for the year	33,738 (87,716) $ (48,446)	24,716 (141,533) $ (84,872)	- (58,321) $ (51,168)
Basic and diluted loss per share	$ (0.16)	$ (0.40)	$ (0.31)
Weighted average number of common shares outstanding (thousands)	310,068	211,283	166,099

1 Working capital includes cash and cash receivables, accounts receivable, inventory and accounts payable and is considered a non-GAAPmeasure.
2 Certain prior year’s amounts have been reclassified to conform to fiscal 2009 year presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

1.4 Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Dec 31 2009	Sept 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Jun 30 2008	Mar 31 2008
Current assets Mineral properties Other assets	129,301 222,919 196,064	78,854[2] 254,648 157,345[2]	131,545[2] 257,247 123,592[2]	168,937[2] 257,639 71,884[2]	53,606[2] 259,859 51,735[2]	18,143[2] 256,424 35,586[2]	32,545[2] 250,383 34,179[2]	61,292[2] 218,485 32,993[2]
Total assets	548,284	490,847	512,384	498,460	365,200	310,153	317,107	312,770
Current liabilities Future income taxes and other liabilities Shareholders’ equity	72,974 101,597 373,713	27,324 86,527 376,996	25,369 90,570 396,445	18,881 82,844 396,735	27,446 80,546 257,208	14,240 47,307 248,606	11,115 34,986 271,006	7,895 31,248 273,627
Total liabilities and shareholders’ equity	548,284	490,847	512,384	498,460	365,200	310,153	317,107	312,770
Working capital[1]	91,624	47,728[2]	98,591[2]	145,137[2]	20,460[2]	2,521[2]	20,204[2]	52,075[2]

1 Working capital includes cash and cash receivables, accounts receivable, inventory and accounts payable and is considered a non-GAAP measure.
2 Certain prior quarter’s amounts have been reclassified to conform to fiscal 2009 year presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

	Dec 31 2009	Sept 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Jun 30 2008	Mar 31 2008
Revenue	-	-	21,876	11,861	16,920	-	7,796	-
Expenses	(8,365)	(16,382)	(35,492)	(21,944)	(43,085)	(34,805)	(43,131)	(20,512)
Loss for the period	(8,365)	(16,382)	(13,616)	(10,083)	(3,693)	(31,129)	(33,038)	(17,012)
Basic and diluted loss per share	$0.03	$0.05	$0.04	$0.04	$0.01	$0.15	$0.16	$0.08
Weighted average number of common shares outstanding (thousands)	333,856	333,531	333,215	238,364	215,162	214,345	205,930	203,902

1.5    Results of Operations

For the year ended December 31, 2009, Great Basin on a consolidated basis (the “Group”) incurred a loss of $48,445,627 as compared to a loss of $84,872,078 in the previous year. The decrease in the loss is not only due to the development costs incurred at the Company’s Burnstone project being capitalized since November 2008, but also due to the aggressive cost reduction program launched in October 2008. Significant savings on overhead costs as well as exploration expenditures was the direct result of this project.

Pre-development costs incurred at Hollister are still being expensed in line with the Company’s policy that development costs are capitalized only upon receipt of all significant permits necessary for planned commercial operations. Pre-development costs incurred at Burnstone have been expensed until the Mining Right was received on October 28, 2008 and were capitalized from this day forward. Expensing the pre-development costs has a negative impact on the Group’s earnings.

Revenue

Net revenue for the year from metal sales amounted to $33,737,518 (2008: $24,716,323) after deducting toll milling charges of $9,893,820 (2008: $4,398,106). The revenue was generated from the Group’s trial mining activities at the Hollister properties from the sale of 44,706 (2008: 38,465) gold equivalent ounces. Net revenue was reduced by the conditions of the various toll milling agreements the Company entered into during 2008 and the first half of 2009 which included fixed metal prices and toll milling costs calculated based on a retention of actual metal recovered. No revenue was generated during the second half of 2009 and all of the production from trial mining activities was stockpiled. At December 31, 2009, a total of 41,683 tons, containing an estimated 41,446 Au eqv oz, had been accumulated on a surface stockpile with a further 5,676 Au eqv oz in the Esmeralda mill circuit.

Production costs

Production costs of trial mining activities for the year amounted to $461 (US$404) (2008: $473 or US$444) per gold equivalent ounce sold. Production costs exclude milling costs as these have been recorded as a charge to revenue.

The cash costs for contained ounces extracted from underground during the year, excluding milling and haulage costs, amounted to $419 (US$367) (2008: $290 or US$272) per gold equivalent ounce. The average grade of 1.6 gold equivalent oz per ton (54.9 g/t) extracted from underground during 2008 had a positive impact on the unit costs incurred during that year. The average grade during 2009 was 1.15 gold equivalent oz per ton (39.4 g/t) extracted. A year-on-year comparison of the cash cost per ton provides a better reflection of the cost reducing initiatives during fiscal 2009. The cash cost per ton for 2009 amounted to $482 (US$423) which is a 3% improvement (measured in US$) on the cost per ton of $463 (US$435) incurred during 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

The mine closure following the accident at the Hollister project during November 2009 also had a negative impact on the unit cost. The tons and ounces produced from trial mining activities have a significant impact on the unit costs due to the high fixed cost component included.

The cash costs were in-line with managements’ expectation of the cost to be incurred during the ramp up phase to planned production. Economy of scale benefits will only be achieved as tonnage build-up progresses.

Cash costs include direct mining costs, as well as an appropriate overhead allocation.

Exploration expenses

Total exploration expenses decreased to $16,592,052 from $23,902,737 incurred during 2008. Exploration during the year was primarily focused on underground drilling and environmental management costs at our Hollister project, which amounted tod $13,717,502 for the year. Exploration costs of $11,413,418 were incurred at Hollister during 2008.

Exploration activities at Burnstone were reduced significantly during 2009 as part of the cost reduction program and the cost decreased from $3,309,362 in 2008 to $567,326 in 2009.

The exploration program on the Rusaf properties was also slowed down in line with the acquisition agreement entered into in 2008. Delays in finalizing the NI43-101 reports as well as the expenditure incurred on these properties during 2008 resulted in minimum expenditure during 2009. Total exploration expenditure of $2,122,009 was incurred on these properties during 2009 compared to $7,538,805 incurred in 2008.

The Ganes Creek JV was cancelled during 2009 and limited clean up expenditure was incurred on the property. The Tsetsera project was also scaled down during the year and a total of $185,215 was incurred on both projects during the year. $1,641,152 in exploration expenditure was incurred on these properties during 2008.

Pre-development expenses

Pre-development expenses decreased to $25,868,727 during 2009 compared to $62,597,563 in the previous year. Pre-development expenses for the Hollister project are expensed until the required permitting has been received to operate the mine at sustainable levels. Pre-development expenses for the Burnstone project were expensed until October 28, 2008 when the New Order Mining Right was received. Subsequent development costs for the Burnstone project have been capitalized.

All of the pre-development expenses incurred during the year relate to the Hollister project. The cost reduction program, as well as the focus on optimizing the waste to ore tons ratio resulted in the decrease from the $38,504,303 incurred in 2008.

Pre-development expenses of $24,093,260 at the Burnstone Property were expensed through the income statement during the 10 months ended October 2008. Subsequent pre-development expenses were capitalized to mine development costs.

Foreign exchange

The unrealized foreign exchange gain of $2,548,889 recorded in 2009 is predominantly attributable to the strong performance of the Canadian dollar against the United States dollar during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

The Senior Secured Notes as well as certain cash investments are denominated in US$ and therefore were impacted by a movement in the trading value of the currencies. Foreign exchange differences are also recorded on the financial assets and liabilities of the foreign integrated operations of the Group that are denominated in the local currencies in the jurisdictions in which the Group operates. An unrealized foreign exchange loss of $2,737,378 was incurred during 2008.

Office and administration

The decrease in office and administration costs is also attributable to the cost reduction program. $4,150,504 was incurred on office and administration costs in 2009 which represents a 44% decrease to the $7,396,242 incurred during the previous year.

Salaries and compensation

Salaries and wages have decreased from $6,844,782 in 2008 to $6,628,032 in 2009. One of the significant elements of the cost reduction program was for executive and senior management to return certain qualifying unexercised share options to the Company. These share options were replaced at a ratio of 2:1 where one new option was granted for every 2 options returned. Executive and senior management only qualified for this scheme if they also agreed to receive their 2008 annual bonus and inflationary annual salary increases in share options. The result of the scheme was that the net cash salaries paid reduced year on year.

The stock-based compensation for the 2009 year also reduced due to the lower amount of share options granted. The value of stock-based compensation is also influenced by the volatility in the Company’s stock price.

Interest expense

Interest is capitalized to qualifying assets under construction. Total interest incurred, inclusive of the accretion charge on the Senior Secured Notes, during 2009 amounted to $20 million of which $14 million was capitalized to Burnstone mine development cost and $6 million to the Esmeralda mill refurbishment project. Interest incurred during 2008 related to the Burnstone project finance facility drawn down since August 2008 as well as the accretion charge on the Senior Secured Notes issued on December 12, 2008. No interest was capitalized during 2008.

Interest received

Interest received increased to $2,910,980 during the year compared to $2,357,564 received in 2008 mainly due to the higher average cash balances during 2009.

Fair value adjustment on financial instruments

Financial instruments held-for-trading are recorded at their fair value with the adjustment being recorded in the statement of operations.

Future income tax recovery

The movement in the future income tax recovery from $31,944,779 in 2008 to $5,532,353 in 2009 is as a result of future income tax assets recognized on losses and capital allowances that are available for offset against future taxable income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

1.6    Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements.

The Company utilized net cash of $55,260,065 in operating activities during 2009 and $76,878,538 during 2008. The pre-development costs incurred at the Company’s Hollister project are being expensed and also included in the cash utilized in operating activities. The Company only expects to generate cash flow from operating activities once it has completed the development of its Burnstone project. The year-on-year change in cash utilized in operating activities is due to the increase in revenue generated from trial mining activities at the Hollister project as well as due to the Burnstone development costs being capitalized from November 2008.

Cash utilized in investment activities increased to $119,979,448 in 2009 from $42,292,178 in 2008. This is due to the increase in activities in development of the Burnstone project as well as the mill refurbishment project at Esmeralda.

In February 2009 the Company raised net proceeds of $3.9 million through issuing 2,864,800 shares in terms of the equity line agreement. A 115,000,000 unit public offering was also completed in March 2009, raising net proceeds of $138 million to fund the development of the Burnstone project. During November 2009 the Company announced that it had entered into an agreement pursuant to which the underwriters purchased $126.5 million principal amount of senior unsecured convertible debentures at a price of $1,000 per Debenture by way of a short form prospectus. The purpose of the Convertible Debenture was to replace the Burnstone project funding facility the Company had been negotiating during the year. $32.8 million of the net proceeds from this offering was used to settle the drawn down portion of the Burnstone project finance facility. Net cash generated from financing activities amounted to $229 million during 2009 compared to $72 million during 2008.

The Senior Secured Notes (the "Notes") are due on December 12, 2011, however they are repayable at the election of the Note holders on 30 days notice after November 12, 2010. The Notes have therefore been classified as a current liability. Cash flow projections indicate that the Company will not generate adequate cash flow from operating activities to repay the Notes by December 2010 if called upon by the holders. The public offering that closed in March 2009 included 57.5 million warrants with a strike price of $1.60 per share that expire on October 15, 2010. The warrant structure was designed at the time to provide additional funding to settle the Notes if called upon. Although the Company’s share price has been trading above the strike price of the warrants and management remains positive that the warrants will be exercised, it cannot be guaranteed. The Company is therefore seeking an alternative debt structure that will provide sufficient funds to repay the Notes during the coming year. The ability to obtain this financing depends on a number of factors, some of which are beyond the control of the Company. These include global economic, credit and capital market conditions and the expected future price of gold. This debt restructuring process is in an advanced stage of completion and management expects to conclude this during the second quarter of 2010, well in advance of the potential repayment date of the Notes. If management is unable to restructure the debt, and the Note holders are unwilling to postpone their repayment election to a later date, it may adversely impact the Company's ability to settle its obligations as they come due and may have a material adverse effect on the Company's operations and on the market price of the Company's securities.

At December 31, 2009, the Company had working capital of approximately $92 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7   Capital Resources

Great Basin's share capital consists of common shares without par value, of which an unlimited number of shares are authorized and 334,158,017 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2009 as well as 86,178,552 share purchase warrants outstanding and 16,934,764 share options outstanding at that date.

The equity line agreement entered into during December 2008 terminated on February 7, 2009 with the Company issuing an aggregate of 2,846,800 common shares.

The public offering completed on March 13, 2009 resulted in 115,000,000 shares as well as 57,500,000 common share purchase warrants being issued 28,750,000 warrants, which had an exercise price of $3.50, expired unexercised on April 20, 2009.

Remaining warrants consist of:

Expiry dates	Exercise price	Outstanding December 31, 2009
September 30, 2010 October 15, 2010 December 12, 2011	ZAR20.78 $1.60 $1.25	1,684,312 57,500,000 26,994,240
Total		86,178,552

Pursuant to the Rusaf agreement of April 1, 2008, the Company issued an additional 3,073,773 shares valued at $5.6 million on January 27, 2010 for gold discoveries above a threshold of 500,000 ounces in size, on mineral prospects held by Rusaf.

On February 28, 2010 the Company’ issued share capital consists of 337,918,067 fully paid and nonassessable common shares without par value as well as 86,178,552 share purchase warrants and 16,620,287 outstanding share options.

1.8    Off-Balance Sheet Arrangements

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone (a black empowerment enterprise) borrowed $28 million (ZAR200 million) from Investec to settle a portion of the purchase consideration of $37 million (ZAR260 million) for 812 Southgold shares. The Southgold shares were subsequently exchanged for 19,938,650 shares of Great Basin Gold. The security for the loan comprised, amongst other items, a loan guarantee which requires N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11 million (ZAR80 million) to Tranter Burnstone in order to settle such interest payment obligations.

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Tranter Burnstone defaulted on funding the short fall in the margin call account and the Company has been advised that Investec served Tranter Burnstone with a notice of default in December 2008.

A notice of foreclosure has not been served on Tranter and the probability of the guarantee being called upon remains uncertain.

1.9   Contractual obligations

Payments due by period (CAD millions)
	Total (million)	Less than one year (million)	1 to 5 years (million)	More than 5 years (million)
Exploration commitment Senior secured notes Convertible debentures Finance lease liability Operating lease obligations	$ 7.2 65 177 1.5 0.7	$ 4.3 65 10.5 0.8 0.2	$ 2.9 Nil 166.5 0.7 0.5	$ Nil Nil Nil Nil Nil
Total	$ 251.4	$ 80.8	$ 170.6	$ Nil

Exploration commitments

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

The Rusaf Plan of Arrangement ("Rusaf agreement") also provides for additional Great Basin shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of closing price on date of acquisition ($3.30) or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

Pursuant to the Rusaf agreement of April 1, 2008, the Company issued an additional 3,073,773 shares valued at $5.6 million on January 27, 2010 for gold discoveries above a threshold of 500,000 ounces in size, on mineral prospects held by Rusaf.

In terms of the Rusaf agreement the Company agreed to spend a minimum of $15 million and up to a maximum of $27 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008.  The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by Rusaf.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Senior secured notes

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes bear interest of 14% per annum with the first 24 months of interest having been prepaid.

The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

Convertible debentures

The Debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2010. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

Finance lease liability

The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,152,857 at December 31, 2009.

1.10 Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. There were no material related party transactions in the fourth quarter.

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which is available on SEDAR at www.sedar.com.

1.11 Fourth Quarter Results

Loss for the quarter ended December 31, 2009 was $8,364,546, compared to $16,382,475 in the previous quarter and $3,692,136 in the fourth quarter in fiscal 2008. No revenue was recorded during the quarter as ownership of gold in process at the Esmeralda mill did not yet transfer and no additional ore was sent for toll milling during the quarter. Production costs relating to inventory valuation of $1,223,403 were recorded during the quarter. Net revenue of $16,826,709 and production costs of $14,286,699 was recorded in the 4th quarter of 2008. A depletion charge of $6,344,218 was recorded in the 4th quarter 2008 due to the sale of precious metal. Depletion costs relating to the extraction of mineral reserves during the 4th quarter of 2009 have been capitalized to the cost of inventory. The net loss for the 4th quarter 2008 was also impacted by the future income tax recovery of $22,471,996. Pre-development expenses decreased from $8,784,899 during the 4th quarter of 2008 to $3,729,511 during the 4th quarter 2009.

This decrease is due to the capitalization of the pre-development costs at the Burnstone project since October 28, 2008 as well as the decrease in exploration activities due to the cash preservation drive of the Company

1.12 Proposed Transactions

None.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

1.13 Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.14 of this document. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements.

These estimates include:

  mineral resources and reserves

  the carrying value of mineral properties,

  the allocation of purchase price consideration to the fair value of identifiable assets and liabilities acquired,

  the carrying values of property, plant and equipment,

  the determination of amortization, depletion and accretion,

  the valuation of inventories,

  the valuation of stock-based compensation expense,

  the estimation of asset retirement obligations,

  the valuation of warrants,

  the determination of valuation allowance for future income taxes, and the determination of fair values of financial instruments.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, the carrying values of mineral properties, and of property, plant and equipment as well as the allocation of purchase price consideration to the fair value of identifiable assets and liabilities acquired and determination of amortization and depletion.

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties.

The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

The carrying value of property, plant and equipment are considered in terms of the remaining useful life of the particular asset. These estimates are prepared by engineers in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value initially recorded for property, plant and equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale. Production costs include allocated overhead expenses and constitute the cost of an inventory item. The determination of estimated selling prices, estimated completion and selling costs, and cost allocations are done by management in accordance with their knowledge and experience in the mining industry. Changes in any of these factors could cause a significant change in the inventory valuation in a period.

Site reclamation costs (asset retirement obligations) and the determination of accretion

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impact of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense and accretion charged in a period.

Stock-based compensation expense

From time to time, the Company grants share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Warrants

The Company from time to time may grant share purchase warrants as part of its capital raising and under the conclusion of business transactions. The Company uses the Black-Scholes option pricing model to estimate a value for these warrants. This model, and other models which are used to value the warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the fair value attributed to warrants issued in a period.

Future income taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Financial instruments

If the value for a financial instrument cannot be obtained from an active market, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances. Changes in any of these inputs could cause a significant change in the fair value of the financial instruments in a period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

1.14 Adoption of new Accounting Policies

Effective January 1, 2009, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Goodwill and intangible assets (Section 3064 and 1000)

Section 3064 replaces CICA 3062 and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The adoption of the Section had no impact on the Company’s consolidated financial statements.

Financial instruments (Section 3855)

Section 3855 was amended to change the categories into which a debt instrument is required or permitted to be classified The impairment model for held-to-maturity financial assets has also been changed to the incurred credit loss model of CICA 3025. The amendment also requires, under specified circumstances, the reversal of previously recognized impairment losses on available-for-sale financial assets. These amendments apply to annual financial statements for years beginning on/after November 1, 2008 The Section was also amended to provide guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category and to clarify the application of the effective interest method after a debt instrument has been impaired.

The adoption of the Section had no impact on the Company’s consolidated financial statements.

Financial instrument disclosure (Section 3862)

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments – Disclosures, to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. These amendments are intended to provide further detail on the relative reliability of the data or inputs used to measure the fair value of the entities’ financial instruments. Specifically, financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in one of three fair value hierarchy levels.

The Company incorporated this amendment into its consolidated financial statements (refer note 7 of the notes to the consolidated financial statements).

Credit risk and the fair value of financial assets and financial liabilities (EIC 173)

This Abstract confirms that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

Mining Exploration costs (EIC 174)

This Abstract considers when exploration costs related to mining properties may be capitalized, and if exploration costs are initially capitalized, when mining properties should be assessed for impairment to determine whether a write-down is required, and what conditions indicate impairment. The Abstract is effective for financial statements issued after March 27, 2009. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

1.15 New accounting pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following amendments to standards which affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2010.

CICA 1582 – Business Combinations

This Section replaces Section 1581 and effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. The impact of CICA 1582 cannot be determined until such time as the Company completes a business combination.

CICA 1601 and 1602 – Consolidated Financial Statements and Non-Controlling Interests

Concurrent with the issuance of CICA 1582, the CICA issued Section 1601 and 1602, which replace Section 1600 “Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582. The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

1.16 Financial Instruments and Other Instruments

The Company’s financial instruments consist of available-for-sale and held-for-trading financial instruments and are recorded at their fair value. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial instruments are recognized in the statement of operations and comprehensive loss under “other comprehensive loss”, whilst fair value changes on held-for-trading financial instruments are recognized in the statement of operations.

The carrying amounts of financial instruments are as follows:

	Available-for-sale	Held-for-trading
At January 1, 2009 Cash movements during the period Conversion of convertible loan to shares Movements in fair value	$ 899,624 - 1,035,308 3,025,751	$ 33,629,078 55,915,244 - 127,492
Balance, December 31, 2009	$ 4,960,683	$ 89,671,814

The financial risk exposure, inclusive of credit risk, liquidity risk, market risk, foreign exchange risk, interest rate risk and commodity price risk as well as the risk management policies employed by the Company are disclosed in detail in the financial statements for the year ended December 31, 2009.

1.17 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

1.17.1 International financial reporting standards (“IFRS”)

The Company will be required to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

The Company’s IFRS conversion project began during 2009. A formal project plan, governance structure and a project team, including an external advisor, have been established. The project philosophy is to align with current accounting practices and, where possible, to minimize the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consists of four phases: diagnostic; design and planning; implementation; and post implementation. To date, the Company has completed the diagnostic phase, which involved a high-level review of the major differences between Canadian GAAP and IFRS. This assessment has provided insight into those areas that will be impacted by the conversion. These areas include the valuation of compound financial instruments, accounting for property, plant and equipment, the effects of changes in foreign currency exchange rates and alternatives available under IFRS 1 – First Time Adoption of IFRS.

The next phase of the conversion project plan, design and planning is now underway where the Company is calculating the effect of these identified differences on the opening balance sheet, income statement and statement of equity as well as the comparative information that will be included in the first reporting period under IFRS. Additional disclosures will also be required under IFRS and the Company is in the process of assessing the requirements and design the revised layout of its interim and financial statements under IFRS.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

1.17.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at March 18, 2010. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Share Capital Structure
Equity type	Expiry date	Exercise price	Number granted	Total
Common shares				337,918,067
Share purchase options	April 18, 2010 November 9, 2010 December 31, 2010 February 4, 2011 February 18, 2011 March 18, 2011 April 30, 2011 May 21, 2011 August 18, 2011 October 30, 2011 December 11, 2011 February 11, 2012 April 18, 2012 July 15, 2012 October 9, 2012 February 10, 2013 April 10, 2013 December 11, 2013 January 14, 2014 February 11, 2014 April 12, 2014 July 15, 2014	$2.68 $3.12 $1.14 $3.00 $2.95 $3.57 $2.45 $3.47 $2.78 $1.50 $1.25 $1.75 $2.68 $1.49 $1.65 $1.78 $3.60 $1.25 $1.35 $1.75 $1.49 $1.49	16,667 130,000 400,000 176,668 50,000 90,000 450,000 150,000 420,000 677,000 3,953,919 3,666,066 90,000 700,167 340,000 950,000 110,000 254,800 825,000 690,000 2,380,000 100,000	16,620,287
Warrants	September 30, 2010 October 15, 2010 December 12, 2011	ZAR20.78 $1.60 $1.25	1,684,312 57,500,000 26,994,240	86,178,552
Convertible debentures	November 30, 2014	$2.15	58,837,209	58,837,209
Fully diluted shares				499,554,115

1.17.3 Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash cost

The Company reports total cash cost on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company also makes reference to cash cost excluding haulage and milling due to the time delay between extracting the ore and processing.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

The reconciliation of production cost to cash cost is presented below:

	For the year ended December 31, 2009	For the year ended December 31, 2008
Production cost as per consolidated financial statements

Unprocessed ore and precious metal in process movement for the year

Less milling and haulage costs capitalized to closing inventory

Less amortization, depletion and non-cash overhead
costs included in production cost and capitalized to inventory valuation.
	$ 20,614,777 17,832,033 (2,974,307) (1,434,624)	$ 18,177,231 7,744,588 - (2,654,506)
Total cash production costs for the year	$ 34,037,879	$ 23,267,313
Gold equivalent ounces extracted (contained) Ore tons extracted Cash cost per gold equivalent ounce extracted (contained) excluding haulage and milling Cash cost per ton excluding haulage and milling	81,214 70,563 $419 (US$367) $482 (US$423)	80,305 50,161 $289 (US$272) $464 (US$435)

1.17.4 Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually.

Under the supervision of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our disclosure controls and procedures as at December 31, 2009 . Based on this evaluation, our Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such legislation and that these controls and procedures also provide reasonable assurance that material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others.

It should be noted that while our officers believe that our disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

1.17.5 Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2009

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as at December 31, 2009 based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

During the Company’s fourth quarter, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting.